UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: January 31, 2006
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 2.02   Results of Operations and Financial Condition

On January 31, 2006, WPS Resources Corporation will issue a news release announcing its financial results for the quarter and year ended December 31, 2005, as more fully described in the news release, a copy of which is filed as Exhibit 99.1 hereto and which information is incorporated herein by reference.

WPS Resources will hold an earnings conference call on January 31, 2006 to discuss the 2005 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits. The following exhibit is being filed herewith:

99.1   News Release dated January 31, 2006 regarding consolidated net income for the quarter and year ended December 31, 2005 for WPS Resources Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
     Joseph P. O'Leary
     Senior Vice President
     and Chief Financial Officer

Date: January 31, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated January 31, 2006

Exhibit
Number

99.1   News Release dated January 31, 2006 regarding consolidated net income for the quarter and
            year ended December 31, 2005 for WPS Resources Corporation

Exhibit 99.1

For Release: January 31, 2006

WPS RESOURCES CORPORATION
REPORTS 2005 EARNINGS

Green Bay, WI – WPS Resources Corporation (NYSE: WPS) announces the following:

Highlights:

- 2005 basic earnings per share of $4.11, a 9.9% increase compared to 2004. Fourth quarter basic earnings per share of $0.50, a 67.5% decrease compared to the fourth quarter of 2004

- The increase in 2005 basic earnings per share was driven by improved financial results at our nonregulated business. Utility earnings decreased $8.7 million (10.1%) in 2005, compared to 2004. Electric utility earnings were negatively impacted by increased electric generation costs due to the high natural gas prices experienced in the latter half of 2005, and by the Public Service Commission of Wisconsin's (PSCW's) disallowance of $7.6 million of pre-tax costs related to the 2004 Kewaunee nuclear power plant (Kewaunee) outage and $6.1 million of the loss on the Kewaunee sale.

- Basic earnings per share guidance for 2006 is between $3.41 and $3.75, which includes about $13 million of pre-tax transition costs expected to be expensed in 2006 related to the acquisition of natural gas distribution operations in Michigan and Minnesota.

WPS Resources' income available for common shareholders was $157.4 million for the year ended December 31, 2005, compared with $139.7 million for the year ended December 31, 2004. Basic earnings per share of WPS Resources' common stock was $4.11 for the year ended December 31, 2005, compared with $3.74 for the year ended December 31, 2004. Income available for common shareholders and basic earnings per share for the year ended December 31, 2005, included the negative impact of an after-tax cumulative effect of change in accounting principle of $1.6 million ($0.04 basic earnings per share) related to the required adoption of a new accounting standard as of December 31, 2005.

WPS Resources' income available for common shareholders was $19.4 million for the quarter ended December 31, 2005, compared with $57.7 million for the quarter ended December 31, 2004. Basic earnings per share of WPS Resources' common stock was $0.50 for the fourth quarter of 2005, compared with $1.54 for the fourth quarter of 2004. Income available for common shareholders and basic earnings per share for the fourth quarter of 2005 included the negative impact of an after-tax cumulative effect of change in accounting principle of $1.6 million ($0.04 basic earnings per share) related to the required adoption of a new accounting standard as of December 31, 2005.

"Strong operating results from our nonregulated businesses enabled us to meet our targeted basic earnings per share in 2005," stated Larry Weyers, WPS Resources' Chairman, President and CEO. "WPS Energy Services' Sunbury generation facility benefited from favorable market conditions in 2005 and the expiration of its fixed price outtake contract. Volatile energy prices experienced in the latter half of 2005 also allowed for an increase in structured energy transactions with wholesale customers, boosting WPS Energy Services' earnings. Utility earnings decreased compared to the prior year, primarily due to a decrease in utility earnings in the latter half of 2005, including a net loss in the fourth quarter. Electric utility earnings were negatively impacted by fuel and purchased power costs that were approximately $10 million in excess of what was allowed for recovery in Wisconsin Public Service's 2005 retail electric rate case. In addition, in the order granted for Wisconsin Public Service's 2006 rate case, which was issued in 2005, the PSCW disallowed recovery of certain costs related to the extended 2004 Kewaunee outage as well as a portion of the loss on the Kewaunee sale. These items had previously been deferred pending future rate recovery, resulting in the write-off of $13.7 million of regulatory assets. We do not believe the PSCW's conclusion related to these disallowances was appropriate given the facts and our interpretation of the law, and as a result Wisconsin Public Service has petitioned the PSCW for rehearing on these matters," he said.

YEAR-END RESULTS

The following tables depict income available for common shareholders and revenue for the years ended December 31, 2005 and 2004, respectively, and include a reconciliation of the increase in basic earnings per share for the year ended December 31, 2005, compared to the year ended December 31, 2004.

WPS Resources' Income and Revenue
For the Years Ended December 31, 2005 and December 31, 2004

Segment	Income (Loss)		Revenue	
	2005 (in millions)	2004 (in millions)	2005 (in millions)	2004 (in millions)
Electric Utility	$ 64.2	$ 68.8	$1,037.1	$ 896.6
Gas Utility	13.2	17.3	522.0	420.9
WPS Energy Services	74.1	41.7	5,452.1	3,674.2
Holding Company and Other	5.9	11.9	1.1	1.1
Intersegment Eliminations	-	-	(49.6)	(42.0)
Total WPS Resources	$157.4	$139.7	$6,962.7	$4,950.8

Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Years Ended December 31, 2005 and December 31, 2004

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Decrease in Electric Utility Margin	$ (8.2)	$ (.13)
Increase in Gas Utility Margin	5.6	.09
Increase in WPS Energy Services' Electric and Other Margin	80.5	1.26
Increase in WPS Energy Services' Gas Margin	5.1	.08
Increase in Operating and Maintenance Expense	(30.5)	(.48)
Increase in Depreciation and Decommissioning Expense	(35.8)	(.56)
Gain on Sale of Emission Allowances	87.1	1.36
Impairment Loss	(80.6)	(1.26)
Increase in Miscellaneous Income	34.2	.54
Increase in interest expense	(12.5)	(.20)
Provision for Income Taxes		(.19)
Cumulative Effect of Change in Accounting Principle		(.04)
Dilution Due to Increase in Average Shares		(.10)
Total Earnings Per Share Impact		$ .37

Comparison of Weather Impact on Utility Earnings
Between the Years Ended December 31, 2005 and December 31, 2004

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	3.8% warmer	$(.02)	$(.07)
Cooling Compared with Normal	35.2% warmer	.20	-
Heating Compared with Prior Year	1.9% warmer	-	(.02)
Cooling Compared with Prior Year	97.9% warmer	.35	-

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned regulated utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations at Wisconsin Public Service. The nonregulated operations of WPS Energy Services, Inc., a diversified energy supply, generation, and services company are included as a separate segment. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the non-utility activities of Wisconsin Public Service and Upper Peninsula Power. Equity earnings from our investments in American Transmission Company LLC, Wisconsin River Power Company, and Guardian Pipeline, LLC are included in the Holding Company and Other Segment.

Prior to the fourth quarter of 2005, WPS Resources reported two nonregulated segments, WPS Energy Services and WPS Power Development. In the fourth quarter of 2005, WPS Resources' Chief Executive Officer and its Board of Directors decided to view WPS Energy Services and WPS Power Development as one business, and corresponding changes were made to the segment information reported to them. The change in reportable segments is the culmination of changes over the past two years that caused these businesses to become integrated. These changes included combining the management teams, restructuring the ownership structure of WPS Energy Services and WPS Power Development, and having WPS Energy Services optimize the value of WPS Power Development's merchant generation fleet and reduce market price risk through the use of various financial and physical instruments (such as futures, options, and swaps) in order to provide more predictable revenues and margins. Effective in the fourth quarter of 2005, WPS Resources began reporting one nonregulated segment, WPS Energy Services. Segment information related to prior periods has been reclassified to reflect this change.

Revenue and Margin

Electric Utility

Electric utility revenue increased $140.5 million (15.7%) for the year ended December 31, 2005, compared to the same period in 2004. Electric utility revenue increased largely due to an approved electric rate increase for Wisconsin Public Service's Wisconsin retail customers and an increase in electric sales volumes. On December 21, 2004, the PSCW approved a retail electric rate increase of $60.7 million (8.6%), effective January 1, 2005. The rate increase was required primarily to recover increased costs related to fuel and purchased power, the construction of the Weston 4 power plant, and benefit costs. Electric sales volumes increased 8.3%, primarily due to significantly warmer weather during the 2005 cooling season, compared to the same period in 2004, and new power sales agreements that were entered into with wholesale customers. As a result of the warm weather, both Wisconsin Public Service and Upper Peninsula Power set all-time records for peak electric demand in the second and third quarters of 2005.

The electric utility margin decreased $8.2 million (1.4%) for the year ended December 31, 2005, compared to the year ended December 31, 2004. The decrease in margin can be attributed to a $9.0 million (1.6%) decrease in Wisconsin Public Service's electric margin, which was largely driven by the sale of Kewaunee on July 5, 2005, and the related power purchase agreement. Prior to the sale of Kewaunee, only nuclear fuel expense was reported as a component of fuel and purchased power costs. Subsequent to the sale, all payments to Dominion Energy Kewaunee, LLC for power purchased from Kewaunee are reported as a component of fuel and purchased power costs. These include both variable payments for energy delivered and fixed payments. As a result of the sale, Wisconsin Public Service no longer incurs operating and maintenance expense, depreciation and decommissioning expense, or interest expense for Kewaunee. Excluding the $43.2 million of fixed payments made to Dominion Energy Kewaunee, LLC in 2005, Wisconsin Public Service's electric utility margin increased $34.2 million compared to 2004.

Excluding the fixed payments, the increase in margin was primarily related to the approved 2005 retail electric rate increase discussed above and the warm summer weather conditions, partially offset by higher fuel and purchased power costs associated with high natural gas prices and the PSCW's disallowance of certain costs in its decision on the 2006 rate case for Wisconsin Public Service (these costs were previously approved for deferral). Fuel and purchased power costs incurred in 2005 exceeded the amount recovered from ratepayers (as approved in the 2005 rate case) by approximately $10 million, negatively impacting margin. The increase in fuel and purchased power costs resulted primarily from the destruction of certain natural gas production facilities in the Gulf of Mexico by hurricanes in the third quarter of 2005, driving up the per-unit cost of natural gas used in generation. The quantity of power generated from Wisconsin Public Service's natural gas-fired units was also up 162% over the prior year, driven by the warm summer weather conditions experienced during 2005, increased dispatch by the Midwest ISO for reliability purposes, and generation from the Fox Energy Center (which began operating in June 2005). Certain costs related to the Midwest ISO were approved for deferral. Authorization was requested from the PSCW to defer increased natural gas costs related to the hurricanes, but this request was denied, leaving the Wisconsin fuel recovery mechanism as the only option for recovery. However, because of the way the Wisconsin fuel recovery mechanism works, the $10 million increase in costs (primarily related to the combination of rising natural gas prices caused by the hurricanes and the increase in natural gas-fired generation) were essentially unrecoverable since they were incurred late in the year. To mitigate the risk of unrecoverable fuel costs in 2006 due to market price volatility, Wisconsin Public Service is employing risk management techniques, including the use of derivative instruments such as futures and options. The PSCW also disallowed recovery of $5.5 million of increased fuel and purchased power costs related to an extended outage at Kewaunee in 2004, resulting in this deferral being written off in the fourth quarter of 2005.

Electric utility earnings decreased $4.6 million (6.7%) for the year ended December 31, 2005, compared to 2004. The decrease in earnings resulted from the high fuel and purchased power costs that Wisconsin Public Service was unable to recover from its Wisconsin retail customers, the PSCW's disallowance of previously deferred costs related to Kewaunee, and an increase in operating and maintenance expenses.

Gas Utility

Gas utility revenue increased $101.1 million (24.0%) for the year ended December 31, 2005, compared to 2004. Gas utility revenue increased primarily as a result of an increase in the per-unit cost of natural gas, a natural gas rate increase, and higher natural gas throughput volumes. Natural gas costs increased 24.6% (on a per-unit basis) for the year ended December 31, 2005, compared to 2004. Following regulatory practice, Wisconsin Public Service passes changes in the total cost of natural gas on to customers through a purchased gas adjustment clause, as allowed by the PSCW and the Michigan Public Service Commission. The PSCW issued an order authorizing a natural gas rate increase of $5.6 million (1.1%), effective January 1, 2005. The rate increase was primarily driven by higher benefit costs and the cost of distribution system improvements. Natural gas throughput volumes increased 3.2%, driven by an increase in interdepartmental sales from the natural gas utility to the electric utility as a result of increased generation from combustion turbines. Higher natural gas throughput volumes from interdepartmental sales to the electric utility were partially offset by lower natural gas throughput volumes to residential customers, driven by milder weather conditions in 2005, compared to 2004. Wisconsin Public Service also believes customers are taking measures to conserve energy as a result of the high natural gas prices.

The natural gas utility margin increased $5.6 million (4.7%) for the year ended December 31, 2005, compared to 2004. The higher natural gas utility margin was largely due to the rate increase mentioned above. The increase in interdepartmental sales volumes to Wisconsin Public Service's electric utility also had a positive impact on the natural gas margin.

Gas utility earnings for the year ended December 31, 2005 decreased $4.1 million, primarily due to an increase in operating and maintenance expenses and depreciation expense incurred by the gas utility.

WPS Energy Services

WPS Energy Services' revenues increased $1.8 billion (48.4%) for the year ended December 31, 2005, compared to 2004. Natural gas revenue increased $1.7 billion (54.8%), driven by a 46% increase in the average per-unit cost of natural gas, higher natural gas throughput volumes in Canada, and an increase in structured natural gas transactions with wholesale customers. Electric revenue increased approximately $118 million, largely due to an $88 million increase in revenue from retail electric operations in New York, resulting from an increase in the per-unit cost of electricity sold and a 115% increase in sales volumes (the New York business had its first full year of operation in 2005). Revenue at WPS Energy Services' Sunbury generation facility (Sunbury) increased $56 million, due to improved opportunities to sell power into the market (made possible by the expiration of a fixed price outtake contract on December 31, 2004, and higher energy market prices). The remaining increase in revenue related to an increase in structured energy transactions. These items were partially offset by a $78.2 million decrease in wholesale electric revenue related to WPS Energy Services' prior participation in the New Jersey Basic Generation Services Program, which ended on May 31, 2004, and a $31.1 million decrease in revenue from retail electric operations in Michigan, driven by lower sales volumes in 2005.

WPS Energy Services' electric and other margin increased $80.5 million (98.1%) for the year ended December 31, 2005, compared to 2004, for the reasons discussed below:

The margin related to wholesale electric and other operations increased $92.6 million. The margin at Sunbury increased $43.7 million, primarily due to improved opportunities to sell power into the market (discussed above). The increase in margin from wholesale electric and other operations also included a $6.8 million mark-to-market gain (net of related premium amortization) and a $1.9 million realized gain on derivative instruments utilized to protect the value of a portion of WPS Energy Services' Section 29 federal tax credits. Another $8.2 million of the increase in margin related to the liquidation of a firm contract to buy power in 2006 and 2007 to supply customers in Maine.   An electricity supplier exiting the wholesale market in Maine forced the liquidation of the contract. As a result, WPS Energy Services entered into a new contract for firm power in 2006 and 2007 to supply its customers in Maine. Power under the new contract costs more than power under the liquidated contract. As a result, purchased power costs will be $6.4 million higher in 2006, substantially offsetting the 2005 margin increase.

Purchased power costs will also be slightly higher in 2007 as a result of the new contract. Portfolio optimization strategies related to WPS Energy Services' generation facilities resulted in a $7.5 million increase in margin. The remaining increase in the margin from wholesale electric and other operations was related to an increase in structured power transactions with wholesale customers in the latter half of 2005, made possible by changing market conditions. Period-by-period variability in the margin contributed by these activities is expected due to constantly changing market conditions and the timing of gain and loss recognition on certain transactions pursuant to generally accepted accounting principles.

The margin contributed by retail electric operations decreased $12.1 million, primarily related to a $15.7 million decrease in margin from retail electric operations in Michigan. Higher transmission-related charges resulting from the Seams Elimination Charge Adjustment, which was implemented on December 1, 2004, and continues through March 2006, as ordered by the Federal Energy Regulatory Commission (FERC), have negatively impacted the margin from retail electric operations in Michigan. In addition, tariff changes granted to the regulated utilities in Michigan in 2004, coupled with high wholesale energy prices, have significantly lowered the savings customers can obtain from contracting with non-utility suppliers. The tariff changes enable Michigan utilities to charge a fee to electric customers choosing non-utility suppliers in order to recover certain stranded costs. WPS Energy Services has experienced significant customer attrition as a result of the tariff changes and higher wholesale prices, which has negatively impacted its margin. The decrease in the margin related to retail electric operations in Michigan was partially offset by an increase in the margin provided by a full year of retail electric operations in New York.

The natural gas margin at WPS Energy Services increased $5.1 million (9.0%) for the year ended December 31, 2005, compared to 2004. The margin related to retail natural gas operations increased $8.7 million, largely due to improved management of supply for Ohio residential and commercial customers, including a $2.9 million mark-to-market gain on options utilized to manage supply costs for Ohio customers, which expire in varying months through September 2006. The margin related to wholesale natural gas operations decreased $3.6 million. The natural gas storage cycle accounted for a $7.2 million decrease in the wholesale natural gas margin (for the year ended December 31, 2005, the natural gas storage cycle had a $5.2 million negative impact on margin, compared with a $2.0 million favorable impact on margin for the same period in 2004). At December 31, 2005, there was a $5.8 million difference between the market value of natural gas in storage and the market value of future sales contracts (net unrealized loss), related to the 2005/2006 natural gas storage cycle. This difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2005/2006 storage cycle is expected to vary with market conditions, but will reverse entirely and have a positive impact on earnings when all of the natural gas is withdrawn from storage. The negative variance related to the natural gas storage cycle was partially offset by a $3.3 million favorable settlement with a counterparty.

WPS Energy Services' earnings increased $32.4 million (77.7%), for the year ended December 31, 2005, compared to 2004. Higher earnings were driven by the $85.6 million increase in margin, partially offset by a $19.5 million increase in operating and maintenance expenses, a $4.6 million decrease in miscellaneous income, a $1.7 million decrease in Section 29 federal tax credits, and the negative impact of a $1.6 million cumulative effect of change in accounting principle recorded in 2005. WPS Energy Services' earnings were also negatively impacted by an $80.6 million pre-tax impairment loss that was required to write down Sunbury's long-lived assets to fair market value and the recognition of $9.1 million in interest expense related to the termination of Sunbury's interest rate swap; however, these losses were substantially offset by an $87.1 million pre-tax gain recognized on the sale of Sunbury's allocated emission allowances.

Holding Company and Other Operations

Holding Company and Other operations recognized earnings of $5.9 million during the year ended December 31, 2005, compared to earnings of $11.9 million in 2004. The decrease in earnings is primarily due to a $9.4 million decrease in pre-tax gains related to land sales, an income tax benefit recognized in 2004 from the donation of land to the Wisconsin Department of Natural Resources, and a $5.5 million increase in interest expense. Pre-tax land sale gains of $10.3 million were recognized in 2005, compared to $19.7 million of pre-tax land sale gains in 2004. Interest expense increased primarily as a result of restructuring Sunbury's debt to a WPS Resources' obligation in June 2005 and higher average short-term debt in 2005, compared to 2004. Partially offsetting the items discussed above was a $9.1 million increase in pre-tax equity earnings from American Transmission Company and $1.5 million of deferred financing costs that were written off in the first quarter of 2004. Pre-tax equity earnings from American

Transmission Company were $25.1 million in 2005, compared to $16.0 million in 2004. WPS Resources ownership interest in American Transmission Company increased from approximately 23% at December 31, 2004, to approximately 31% at December 31, 2005. The higher ownership interest was the result of WPS Resources' continued funding of a portion of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line.

Operating and Maintenance Expenses

Operating and maintenance expenses increased $30.5 million (5.7%) for the year ended December 31, 2005, compared to 2004. Utility operating and maintenance expenses increased $12.9 million, primarily as a result of a $13.6 million increase in Wisconsin Public Service's operating and maintenance expenses. The following items were the most significant contributors to the change in operating and maintenance expenses at Wisconsin Public Service:

- The combined increase in pension expense, active and postretirement medical expense, salaries, and customer service expense was approximately $25 million.
- Transmission-related expenses increased $9.9 million.
- In Wisconsin Public Service's 2006 rate case, the PSCW concluded that only half of the loss related to the sale of Kewaunee could be collected from ratepayers. As a result, Wisconsin Public Service wrote off $6.1 million of the regulatory asset established for the loss on the sale of Kewaunee.
- In Wisconsin Public Service's 2006 rate case, the PSCW also disallowed recovery of increased operating and maintenance expenses related to the 2004 extended outage at Kewaunee, resulting in a $2.1 million write-off of previously deferred costs.
- The increases discussed above were partially offset by a decrease in operating and maintenance expenses of approximately $28 million related to Kewaunee, due to the sale of this facility on July 5, 2005.

Operating and maintenance expenses at WPS Energy Services increased $19.5 million. Approximately $11 million of the increase related to higher payroll and benefit costs associated with recent business expansion. Commissions paid to brokers and third party agents increased $2.4 million and bad debt expense increased $2.3 million, primarily as a result of higher energy prices.   Operating and maintenance expenses at Sunbury also increased approximately

$2.7 million. Maintenance activities were performed in 2005 to better ensure the plant's ability to capitalize on high market prices.

Depreciation and Decommissioning

Depreciation and decommissioning expense increased $35.8 million (33.5%) for the year ended December 31, 2005, compared to 2004, largely due to an increase of $35.0 million at Wisconsin Public Service. The increase at Wisconsin Public Service was driven by higher gains on decommissioning trust assets prior to the sale of Kewaunee of approximately $35 million. Realized gains on decommissioning trust assets offset the increased decommissioning expense pursuant to regulatory practice. Continued capital investment at Wisconsin Public Service also resulted in an increase in depreciation expense. These items were partially offset by a $7.0 million decrease in depreciation resulting from the sale of the Kewaunee assets in July 2005.

Gain on Sale of Emission Allowances

WPS Energy Services completed the sale of Sunbury's allocated emission allowances in May 2005. The sales proceeds were $109.9 million, resulting in a pre-tax gain of $85.9 million. WPS Energy Services also sold other emission allowances throughout the year, recognizing a gain on these additional sales of $1.2 million.

Impairment Loss

The sale of Sunbury's allocated emission allowances in May 2005, provided WPS Energy Services with more time to evaluate various options related to Sunbury. These options range from closing the plant, retaining the plant and operating it during favorable economic periods, or a future sale. Because WPS Energy Services is no longer committed to the sale of Sunbury as its only option, generally accepted accounting principles require all long-lived assets that were previously classified as "held for sale" to be reclassified as "held and used" at the lower of their carrying value before they were classified as "held for sale," adjusted for depreciation that would have been recognized had the assets been continuously classified as "held and used," or fair value at the date the "held for sale" criteria was no longer met. Upon reclassification of the Sunbury plant and related assets as "held and used" in the second quarter of 2005, WPS Energy Services recorded a non-cash, pre-tax impairment charge of $80.6 million. The impairment charge reflects the reduction in the fair value of the Sunbury plant without the related emission allowances.

<u>Miscellaneous Income</u>

Miscellaneous income increased $34.2 million (65.8%) for the year ended December 31, 2005, compared to 2004. The following items were the largest contributors to the change in miscellaneous income:

- Approximately $35 million of the increase in miscellaneous income related to realized gains on nuclear decommissioning trust assets. The nonqualified decommissioning trust assets were placed in more conservative investments in the second quarter of 2005 in anticipation of the sale of Kewaunee, which was completed on July 5, 2005. Pursuant to regulatory practice, the increase in miscellaneous income related to the realized gains was offset by an increase in decommissioning expense. Overall, the change in the investment strategy for the nonqualified decommissioning trust assets had no impact on income available for common shareholders.

- Pre-tax equity earnings from WPS Resources' investment in American Transmission Company increased $9.1 million. Pre-tax equity earnings from American Transmission Company were $25.1 million in 2005, compared to $16.0 million 2004.

- Wisconsin Public Service sold a 30% interest in the Weston 4 power plant to Dairyland Power Cooperative (Dairyland) in the fourth quarter of 2005. Proceeds received from the sale included reimbursement for approximately $8 million of carrying costs incurred by Wisconsin Public Service for capital expenditures related to Dairyland's portion of the facility, which were funded by Wisconsin Public Service in 2004 and 2005. The $8 million reimbursement was recorded as miscellaneous income in 2005.

- Land sale gains of $10.3 million were recognized in 2005, compared to land sale gains of $19.7 million in 2004, resulting in a $9.4 million decrease in miscellaneous income.

- Other income at WPS Energy Services decreased $4.6 million, primarily related to a $4.4 million termination payment that was received from Duquesne Power in December 2004 as a result of Duquesne's termination of the asset purchase agreement for Sunbury.

Interest Expense

Interest expense increased $12.5 million (20.9%) for the year ended December 31, 2005, compared to 2004. The increase in interest expense was primarily related to terminating the interest rate swap pertaining to Sunbury's non-recourse debt obligation in the second quarter of 2005. The interest rate swap was previously designated as a cash flow hedge and, as a result, the mark-to-market losses had been recorded as a component of other comprehensive income. WPS Resources is required to recognize the amount accumulated within other comprehensive income as a component of interest expense when the hedged transactions (future interest payments on the Sunbury debt obligation) are no longer probable of occurring. As a result, the restructuring of the Sunbury non-recourse debt to a WPS Resources' obligation in June 2005 triggered the recognition of $9.1 million of interest expense related to the mark-to-market value of the swap at the date of restructuring. The remaining increase in interest expense was primarily related to an increase in the average level of short-term debt outstanding in 2005, compared to 2004.

Provision for Income Taxes

The effective tax rate was 22.4% for the year ended December 31, 2005, compared to 13.2% for the year ended December 31, 2004. The increase in the effective tax rate was primarily driven by a 26.9% increase in income before taxes, while Section 29 federal tax credits recognized decreased $1.7 million. Other factors contributing to the increase in the effective tax rate in 2005, compared to 2004, were a tax benefit recorded in 2004 for land donated to the Wisconsin Department of Natural Resources, and a $2.9 million increase in the year-over-year provision for income taxes related to favorable settlements of certain federal tax audits and refund claims in 2004.

Our ownership interest in the synthetic fuel operation resulted in recognizing the tax benefit of Section 29 federal tax credits totaling $26.1 million in 2005 and $27.8 million in 2004.

Cumulative Effect of Change in Accounting Principle

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations.* This Interpretation clarifies when companies are required to recognize conditional legal asset retirement obligations that result from the acquisition, construction, and normal operation of a long-lived asset. Because the accounting for conditional asset retirement obligations has been interpreted differently between companies, FASB Statement No. 143, *Accounting for Asset Retirement Obligations*, had been inconsistently applied in practice.

The adoption of Interpretation No. 47 at WPS Energy Services on December 31, 2005, resulted in a negative $1.6 million after-tax cumulative effect of change in accounting principle, related to recording a liability for asbestos remediation at certain of WPS Energy Services' generation plants. For the utility segments of WPS Resources, we concluded it was probable that any differences between expenses under Interpretation No. 47 and expenses currently recovered through customer rates will be recoverable in future customer rates. Accordingly, the adoption of this statement had no impact on the utility segments' income.

Dilution Due to Increase in Average Shares

The change in basic earnings per share was impacted by an increase of 0.9 million shares in the weighted average number of outstanding shares of WPS Resources' common stock for the year ended December 31, 2005, compared to the same period in 2004. Additional shares have been issued under the Stock Investment Plan and certain stock-based employee benefit plans. WPS Resources' issuance of 1.9 million additional shares of common stock through a public offering in November 2005 also contributed to the increase in the weighted average number of shares outstanding.

FOURTH QUARTER RESULTS

The following tables depict income available for common shareholders and revenue for the quarters ended December 31, 2005 and 2004, respectively, and include a reconciliation of the decrease in basic earnings per share for the quarter ended December 31, 2005, compared to the same quarter in 2004.

WPS Resources' Income and Revenue
For the Quarters Ended December 31, 2005 and December 31, 2004

Segment	Income (Loss)		Revenue	
	2005 (in millions)	2004 (in millions)	2005 (in millions)	2004 (in millions)
Electric Utility	$ (8.2)	$ 8.6	$ 254.2	$ 223.9
Gas Utility	4.6	7.4	185.8	132.1
WPS Energy Services	20.1	30.0	1,963.2	1,063.0
Holding Company and Other	2.9	11.7	0.2	0.2
Intersegment Eliminations	-	-	(12.4)	(6.8)
Total WPS Resources	$19.4	$57.7	$2,391.0	$1,412.4

Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Quarters Ended December 31, 2005 and December 31, 2004

	Dollar Impact In millions (Before Tax)	Earnings Per Share Impact (After Tax)
Decrease in Electric Utility Margin	$(25.4)	$ (.39)
Increase in Gas Utility Margin	1.9	.03
Increase in WPS Energy Services' Electric and Other Margin	44.9	.69
Decrease in WPS Energy Services' Gas Margin	(25.4)	(.39)
Increase in Operating and Maintenance Expense	(25.2)	(.39)
Decrease in Depreciation and Decommissioning Expense	5.4	.08
Decrease in Miscellaneous Income	(7.8)	(.12)
Provision for Income Taxes		(.43)
Cumulative Effect of Change in Accounting Principle		(.04)
Dilution Due to Increase in Average Shares		(.02)
Change in Other Items and Rounding		(.06)
Total Earnings Per Share Impact		$(1.04)

Comparison of Weather Impact on Utility Earnings
Between the Quarters Ended December 31, 2005 and December 31, 2004

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	2.8% warmer	$(.01)	$(.01)
Cooling Compared with Normal		.03	-
Heating Compared with Prior Year	6.1% colder	.01	.02
Cooling Compared with Prior Year		.03	-

Revenues and Margins

Electric Utility

Electric utility revenue increased $30.3 million (13.5%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. Electric utility revenue increased largely due to an approved electric rate increase for Wisconsin Public Service's Wisconsin retail customers and an increase in electric sales volumes. On December 21, 2004, the PSCW approved a retail electric rate increase of $60.7 million (8.6%), effective January 1, 2005. Electric sales volumes increased 8.0%, primarily related to new power sales agreements that were entered into with wholesale customers.

The electric utility margin decreased $25.4 million (17.5%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. The decrease can be attributed to a $25.7 million (19.4%) decrease in Wisconsin Public Service's electric margin, which was largely driven by the sale of Kewaunee on July 5, 2005, and the related power purchase agreement. Excluding the $22.2 million of fixed payments made to Dominion Energy Kewaunee, LLC in the fourth quarter of 2005, Wisconsin Public Service's electric utility margin decreased $3.5 million, compared to the same quarter in the prior year. Excluding the fixed payments, the lower margin was driven by higher fuel and purchased power costs associated with high natural gas prices and the PSCW's disallowance of certain costs that were previously approved for deferral.

Fuel and purchased power costs incurred during the fourth quarter of 2005 exceeded the amount recovered from ratepayers (as approved in the 2005 rate case) by approximately $7 million.   The recent high fuel prices resulted primarily from the destruction of certain natural gas production facilities in the Gulf of Mexico by hurricanes in the third quarter of 2005, driving up the per-unit cost of natural gas used in generation. Because of the way the Wisconsin fuel recovery mechanism works, these costs were essentially unrecoverable since they were incurred late in the year. To mitigate the risk of unrecoverable fuel costs in 2006 due to market price volatility, Wisconsin Public Service is employing risk management techniques, including the use of derivative instruments such as futures and options. In the 2006 rate case, the PSCW also disallowed recovery of $5.5 million of increased fuel and purchased power costs related to an extended outage at Kewaunee in 2004, resulting in this deferral being written off in the fourth quarter of 2005.

The electric utility experienced an $8.2 million net loss in the fourth quarter of 2005, compared to income available for common shareholders of $8.6 million during the fourth quarter of 2004. The net loss resulted from the high fuel and purchased power costs associated with high natural gas prices that Wisconsin Public Service was unable to recover from its Wisconsin retail customers, the PSCW's disallowance of previously deferred costs related to Kewaunee, and an increase in operating and maintenance expenses. Earnings were also negatively impacted by certain costs incurred in the fourth quarter of 2005 related to plant outages, carrying costs on capital additions, and other costs (which are recovered in rates relatively evenly throughout the year), which were partially recovered in revenue during the first half of the year, leading to higher earnings in those periods.

Gas Utility

Gas utility revenue increased $53.7 million (40.7%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. Gas utility revenue increased primarily as a result of an increase in the per-unit cost of natural gas and a rate increase, partially offset by a decrease in natural gas throughput volumes. Natural gas costs increased 49.7% (on a per-unit basis) for the quarter ended December 31, 2005, compared to the quarter ended December 31, 2004. The PSCW issued an order authorizing a retail natural gas rate increase of $5.6 million (1.1%), effective January 1, 2005. Despite weather in the fourth quarter of 2005 that was 6.1% colder compared to the same period in 2004, natural gas throughput volumes decreased 1.3%. Wisconsin Public Service believes customers are taking measures to conserve energy as a result of the high natural gas prices.

The natural gas utility margin increased $1.9 million (5.7%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. The higher natural gas utility margin was largely due to the rate increase mentioned above, partially offset by the decrease in natural gas throughput volumes.

Gas utility earnings for the quarter ended December 31, 2005 decreased $2.8 million, primarily due to an increase in operating and maintenance expenses and depreciation expense incurred by the gas utility.

WPS Energy Services

WPS Energy Services' revenue increased $900.2 million (84.7%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. Natural gas revenue increased $843.7 million (93.1%), driven by a 53% increase in the average per-unit cost of natural gas, higher natural gas throughput volumes in Canada, and an increase in structured natural gas transactions with wholesale customers. Electric revenue increased $56.5 million, primarily due to a $27.9 million increase in revenue at Sunbury, related to improved opportunities to sell power into the market (made possible by the expiration of a fixed price outtake contract on December 31, 2004, and higher energy market prices). Revenue from retail electric operations in New York increased approximately $17 million, resulting from an increase in the per-unit cost of electricity sold and a 13% increase in sales volumes. The remaining increase in revenue related to an increase in structured energy transactions. These items were partially offset by a $14.9 million decrease in revenue from retail electric operations in Michigan.

WPS Energy Services' electric and other margin increased $44.9 million (318.4%) for the quarter ended December 31, 2005, compared to the same quarter in 2004, for the reasons discussed below:

The margin related to wholesale electric and other operations increased $51.3 million. The margin related to Sunbury increased $18.5 million, primarily due to improved opportunities to sell power into the market (discussed above). Another $8.2 million of the increase in margin related to the liquidation of a forward contract with an electricity supplier that exited the market in Maine. As discussed above, the gain related to the liquidation of this contract will be substantially offset in 2006 as the related sales contracts settle. Portfolio optimization strategies related to

WPS Energy Services' generation facilities resulted in a $5.6 million increase in margin. The remaining increase in the margin was related to an increase in structured power transactions with wholesale customers in the fourth quarter of 2005, made possible by changing market conditions. Period-by-period variability in the margin contributed by these activities is expected due to constantly changing market conditions and the timing of gain and loss recognition on certain transactions pursuant to generally accepted accounting principles. The increases in the margin related to wholesale electric and other operations was partially offset by a $6.1 million mark-to-market loss (net of related premium amortization) on derivative instruments utilized to protect the value of a portion of WPS Energy Services' Section 29 federal tax credits.

The margin contributed by retail electric operations decreased $6.4 million, primarily related to a decrease in margin from retail electric operations in Michigan. Higher transmission-related charges resulting from the Seams Elimination Charge Adjustment, which was implemented on December 1, 2004 and continues through March 2006, as ordered by the FERC, have negatively impacted the margin from retail electric operations in Michigan. In addition, tariff changes granted to the regulated utilities in Michigan in 2004, coupled with high wholesale energy prices, have significantly lowered the savings customers can obtain from contracting with non-utility suppliers. The tariff changes enable Michigan utilities to charge a fee to electric customers choosing non-utility suppliers in order to recover certain stranded costs. WPS Energy Services has experienced significant customer attrition as a result of the tariff changes and higher wholesale prices, which has negatively impacted its margin.

The natural gas margin decreased $25.4 million (77.9%) for the quarter ended December 31, 2005, compared to the same quarter in 2004, driven by $13.0 million of mark-to-market losses on natural gas options utilized to manage supply for retail electric operations in Ohio. Most of these options were acquired in the third quarter of 2005, before the large increase in natural gas costs, and are utilized to manage load and price volatility. Mark-to-market gains of $15.9 million recognized through the third quarter of 2005 substantially reversed in the fourth quarter as natural gas prices declined in late December. The natural gas storage cycle accounted for $12.2 million of the decrease in the natural gas margin (for the quarter ended December 31, 2005, the natural gas storage cycle had a $0.8 million negative impact on margin, compared with an $11.4 million favorable impact on margin for the same period in 2004).

Despite the net $19.5 million increase in margin, WPS Energy Services' earnings decreased $9.9 million for the quarter ended December 31, 2005, compared to the same quarter in 2004, due primarily to a $9.9 million decrease in Section 29 federal tax credits, a $9.8 million increase in operating and maintenance expenses, a $4.8 million reduction in miscellaneous income, and a $1.6 million negative after-tax cumulative effect of change in accounting principle.

Holding Company and Other Operations

Holding Company and Other operations recognized earnings of $2.9 million during the quarter ended December 31, 2005, compared to earnings of $11.7 million during the same period in 2004. The decrease in earnings is primarily related to a $7.8 million decrease in pre-tax gains related to land sales, an income tax benefit recognized in 2004 from the donation of land to the Wisconsin Department of Natural Resources, and an increase in interest expense. Pre-tax land sale gains of $7.9 million were recognized in the fourth quarter of 2005, compared to $15.7 million of pre-tax land sale gains in the fourth quarter of 2004. Interest expense increased primarily as a result of restructuring Sunbury's debt to a WPS Resources' obligation in June 2005. Partially offsetting the items discussed above was a $2.9 million increase in equity earnings from American Transmission Company. Pre-tax equity earnings from American Transmission Company were $7.5 million for the quarter ended December 31, 2005, compared to $4.6 million for the same period in 2004.

Operating and Maintenance Expenses

Operating and maintenance expenses increased $25.2 million (17.6%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. Utility operating and maintenance expenses increased $16.1 million (14.4%), as a result of an increase in operating and maintenance expense at Wisconsin Public Service of $16.1 million (15.7%). The following items were the most significant contributors to the change in operating and maintenance expenses at Wisconsin Public Service:

- The combined increase in pension expense, active and postretirement medical expense, salaries, and customer service expense was approximately $10 million.
- In 2005, prior to the fourth quarter sale of 30% of Weston 4 to Dairyland, Wisconsin Public Service deferred approximately $8 million of carrying costs it had incurred on certain capital

expenditures funded in 2004 and 2005 related to Dairyland's portion of the Weston 4 power plant. A regulatory asset was recorded prior to the sale, with an offsetting reduction to operating and maintenance expenses. Wisconsin Public Service had obtained approval from the PSCW to defer 30% of the carrying costs related to the Weston 4 power plant in case the transaction with Dairyland did not close. Wisconsin Public Service closed on the sale to Dairyland in the fourth quarter of 2005. As a result, the regulatory asset was reversed, resulting in approximately an $8 million increase in operating and maintenance expense in the fourth quarter of 2005 and a related $8 million increase in miscellaneous income as Dairyland reimbursed Wisconsin Public Service for these carrying costs.

- In Wisconsin Public Service's 2006 rate case, the PSCW concluded that only half of the loss related to the sale of Kewaunee could be collected from ratepayers. As a result, Wisconsin Public Service wrote off $6.1 million of the regulatory asset previously established for the loss on the sale of Kewaunee.

- In Wisconsin Public Service's 2006 rate case, the PSCW also disallowed recovery of increased operating and maintenance expenses related to the 2004 extended outage at Kewaunee, resulting in a $2.1 million write-off of previously deferred costs.

- The 2006 rate case also allowed recovery of carrying costs related to the 2005 Kewaunee outage at the average cost of short-term debt, as opposed to the historical method of recovering carrying costs using the weighted cost of capital. This change resulted in Wisconsin Public Service writing off $2.2 million of carrying costs during the fourth quarter of 2005.

- Maintenance expenses, excluding those for Kewaunee, were up $4.6 million due primarily to the timing of planned outages compared to the prior year.

- The increases discussed above were partially offset by a decrease in operating and maintenance expenses of approximately $18 million related to Kewaunee, due to the sale of this facility on July 5, 2005.

Operating and maintenance expense at WPS Energy Services increased $9.8 million. Approximately $7 million of the increase related to higher payroll and benefit costs associated with recent business expansion. Commissions paid to brokers and third party agents and bad debt expense increased a total of $1.1 million, primarily as a result of higher energy prices.   An increase in maintenance expenses at Sunbury also contributed approximately $1.2 million to the increase in operating and maintenance expense. Maintenance activities were performed in 2005 to better ensure the plant's ability to capitalize on high market prices.

Depreciation and Decommissioning

Depreciation and decommissioning expense decreased $5.4 million (18.9%) for the quarter ended December 31, 2005, compared to the same quarter in 2004, due primarily to a decrease in depreciation and decommissioning expense at Wisconsin Public Service of $5.3 million (21.8%). The decrease in depreciation and decommissioning expense at Wisconsin Public Service was driven by a $3.9 million decrease in depreciation expense resulting from the sale of Kewaunee in July 2005, and a $2.2 million decrease in gains on decommissioning trust assets. Realized gains on decommissioning trust assets partially offset the increase in decommissioning expense pursuant to regulatory practice. These items were partially offset by additional depreciation due to continued capital investment.

Miscellaneous Income

Miscellaneous income decreased $7.8 million (25.0%) for the quarter ended December 31, 2005, compared to the same quarter in 2004. The following items were the largest contributors to the change in miscellaneous income:

- Pre-tax land sale gains of $7.9 million were recognized in the fourth quarter of 2005, compared to $15.7 million of pre-tax land sale gains in the fourth quarter of 2004, resulting in a $7.8 million decrease in miscellaneous income.
- Other income at WPS Energy Services decreased $4.8 million, primarily related to a $4.4 million termination payment that was received from Duquesne Power in December 2004 as a result of Duquesne's termination of the asset purchase agreement for Sunbury
- Realized gains on decommissioning trust assets decreased $3.1 million due to the liquidation of the decommissioning trust assets as a result of the sale of Kewaunee. As discussed above, realized gains on decommissioning trust assets are partially offset by decommissioning expense pursuant to regulatory practice.
- As discussed in *Operating and Maintenance Expenses* above, Wisconsin Public Service sold a 30% interest in the Weston 4 power plant to Dairyland in the fourth quarter of 2005. Proceeds received from the sale included reimbursement for approximately $8 million of carrying costs incurred by Wisconsin Public Service for capital expenditures related to

Dairyland's portion of the facility that were funded by Wisconsin Public Service in 2004 and 2005. The $8 million reimbursement was recorded as miscellaneous income in the fourth quarter of 2005.

Provision for Income Taxes

The effective tax rate was 18.0% for the quarter ended December 31, 2005, compared to 1.3% for the quarter ended December 31, 2004. The increase in the effective rate for the fourth quarter of 2005, compared to the fourth quarter of 2004, was driven by a $9.9 million decrease in the amount of Section 29 federal tax credits recognized, and a tax benefit recorded in 2004 for land donated to the Wisconsin Department of Natural Resources.

Generally accepted accounting principles require our year-to-date interim effective tax rate to reflect our projected annual effective tax rate. As a result, we estimate the effective tax rate during the year and, based upon year-to-date pre-tax earnings, record tax expense for a period to reflect the projected annual effective tax rate. Therefore, although Section 29 federal tax credits are produced approximately ratably throughout the year, the amount of credits reflected in the tax provision for the fourth quarter of 2005 was based upon the projected annual effective tax rate.

Our ownership interest in a synthetic fuel operation resulted in the recognition of $2.0 million of Section 29 federal tax credits during the quarter ended December 31, 2005, and $11.9 million of tax credits during the quarter ended December 31, 2004.

Cumulative Effect of Change in Accounting Principle

As discussed above, the adoption of Interpretation No. 47 at WPS Energy Services on December 31, 2005, resulted in a negative $1.6 million after-tax cumulative effect of change in accounting principle, related to recording a liability for asbestos remediation at certain of WPS Energy Services' generation plants.

Dilution Due to Increase in Average Shares

The change in basic earnings per share was impacted by an increase of 1.6 million shares in the weighted average number of outstanding shares of WPS Resources' common stock for the quarter ended December 31, 2005, compared to the same period in 2004. The increase was largely due to issuing 1.9 million additional shares of common stock through a public offering in November 2005. Additional shares have also been issued under the Stock Investment Plan and certain stock-based employee benefit plans.

2006 EARNINGS FORECAST

In 2006, we are continuing to manage our portfolio of businesses to achieve utility and nonregulated growth but we are placing emphasis on regulated growth (as demonstrated by the announcement of a planned acquisition of natural gas distribution operations in Michigan and Minnesota), which mitigates our exposure to the risks of nonregulated markets. In all of our business units, we continue to utilize financial tools commonly used in the industry to help mitigate risk for the benefit of both shareholders and customers. Also, our asset management strategy will continue to deliver shareholder return from certain asset transactions. Our long-term basic earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. Our 2006 basic earnings per share guidance is between $3.41 and $3.75, assuming normal weather, availability of our generation units, completion of our planned land sales, and successful completion of the acquisition of the Michigan and Minnesota natural gas distribution operations from Aquila. Earnings per share guidance reflects our estimate of pre-tax transition costs of about $13 million that will be expensed in 2006 related to the acquisition of natural gas distribution operations in Michigan and Minnesota. Earnings per share guidance does not reflect potential future mark-to-market gains or losses on derivative instruments utilized to protect the anticipated value of a portion of Section 29 tax credits in 2007.

CONFERENCE CALL

An earnings conference call is scheduled for 3 p.m. central time on Tuesday, January 31. Larry L. Weyers, WPS Resources' Chairman, President, and Chief Executive Officer, will discuss full year and fourth quarter 2005 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through February 14, 2006, by dialing 800-216-3057.

FORWARD-LOOKING STATEMENTS

2005 earnings are preliminary and quarterly financial results are unaudited. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Timely completion of the purchase of the Michigan and Minnesota natural gas distribution operations from Aquila and the successful integration of these businesses, including receipt of the required regulatory approval in Minnesota;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions regarding Wisconsin Public Service Corporation and Upper Peninsula Power Company;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, changes in environmental, tax, and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including manufactured gas plant site cleanup and pending Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities;

- Resolution of audits by the Internal Revenue Service and various state revenue agencies;

- The effects, extent, and timing of additional competition in the markets in which WPS Resources Corporation's subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates, and customer demand;

- Available sources and costs of fuels and purchased power;

- Ability to control costs (including costs of decommissioning generation facilities);

- Investment performance of employee benefit plans;

- Advances in technology;

- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;

- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;

- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the acquisition of the Michigan and Minnesota natural gas distribution operations from Aquila, construction of the Weston 4 power plant, and construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effect resulting from terrorist incidents or responses to such incidents;

- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices, interest rates, and counterparty credit;

- Weather and other natural phenomena; and

- The effect of accounting pronouncements issued periodically by standard-setting bodies.

For additional information, see attached financials or contact:

Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

     or

Donna M. Sheedy, Manager Investor Relations
WPS Resources Corporation
(920) 433-1857

//END//

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended December 31		Year Ended December 31	
(Millions, except per share amounts)	**2005**	2004	**2005**	2004
Nonregulated revenue	**$1,960.4**	$1,062.0	**$5,438.5**	$3,658.8
Utility revenue	**430.6**	350.4	**1,524.2**	1,292.0
Total revenues	**2,391.0**	1,412.4	**6,962.7**	4,950.8
Nonregulated cost of fuel, gas, and purchased power	**1,894.5**	1,015.1	**5,218.7**	3,514.9
Utility cost of fuel, gas, and purchased power	**274.4**	171.3	**801.2**	576.2
Operating and maintenance expense	**168.7**	143.5	**568.1**	537.6
Depreciation and decommissioning expense	**23.2**	28.6	**142.8**	107.0
Gain on sale of emission allowances	**(0.3)**	-	**(87.1)**	-
Impairment loss	**-**	-	**80.6**	-
Taxes other than income	**12.2**	11.3	**47.9**	46.1
Operating income	**18.3**	42.6	**190.5**	169.0
Miscellaneous income	**23.4**	31.2	**86.2**	52.0
Interest expense	**(16.2)**	(15.6)	**(72.4)**	(59.9)
Minority interest	**1.1**	1.1	**4.5**	3.4
Other income (expense)	**8.3**	16.7	**18.3**	(4.5)
Income before taxes	**26.6**	59.3	**208.8**	164.5
Provision for income taxes	**4.8**	0.8	**46.7**	21.7
Net income before cumulative effect of change in accounting principle	**21.8**	58.5	**162.1**	142.8
Cumulative effect of change in accounting principle, net of tax	**(1.6)**	-	**(1.6)**	-
Net income before preferred stock dividends of subsidiary	**20.2**	58.5	**160.5**	142.8
Preferred stock dividends of subsidiary	**0.8**	0.8	**3.1**	3.1
Income available for common shareholders	**$19.4**	$57.7	**$157.4**	$139.7
Average shares of common stock				
Basic	**39.1**	37.5	**38.3**	37.4
Diluted	**39.6**	37.8	**38.7**	37.6
Earnings (loss) per common share (basic)				
Net income before cumulative effect of change in accounting principle	**$0.54**	$1.54	**$4.15**	$3.74
Cumulative effect of change in accounting principle	**(0.04)**	-	**(0.04)**	-
Earnings per common share (basic)	**$0.50**	$1.54	**$4.11**	$3.74
Earnings (loss) per common share (diluted)				
Net income before cumulative effect of change in accounting principle	**$0.53**	$1.53	**$4.11**	$3.72
Cumulative effect of change in accounting principle	**(0.04)**	-	**(0.04)**	-
Earnings per common share (diluted)	**$0.49**	$1.53	**$4.07**	$3.72
Dividends per common share	**$0.57**	$0.56	**$2.24**	$2.20

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)	December 31	December 31
(Millions)	2005	2004
Assets		
Cash and cash equivalents	$27.7	$40.0
Accounts receivable - net of reserves of $12.7 and $8.0, respectively	1,005.6	531.3
Accrued unbilled revenues	151.3	113.2
Inventories	311.4	196.1
Current assets from risk management activities	906.4	376.5
Assets held for sale	-	24.1
Other current assets	103.9	91.5
Current assets	2,506.3	1,372.7
Property, plant, and equipment, net of reserves of $1,109.3 and $1,588.5, respectively	2,049.4	2,076.5
Nuclear decommissioning trusts	-	344.5
Regulatory assets	272.0	160.9
Long-term assets from risk management activities	226.5	74.6
Other	399.5	347.6
Total assets	$5,453.7	$4,376.8
Liabilities and Shareholders' Equity		
Short-term debt	$264.8	$292.4
Current portion of long-term debt	4.0	6.7
Accounts payable	1,078.9	589.4
Current liabilities from risk management activities	852.8	338.6
Deferred income taxes	13.5	9.1
Other current liabilities	116.3	73.2
Current liabilities	2,330.3	1,309.4
Long-term debt	867.1	865.7
Deferred income taxes	58.8	71.0
Deferred investment tax credits	14.5	16.2
Regulatory liabilities	373.2	288.3
Environmental remediation liabilities	67.4	68.4
Pension and postretirement benefit obligations	82.1	94.6
Long-term liabilities from risk management activities	188.4	62.5
Asset retirement obligations	14.9	366.6
Other	101.7	91.2
Long-term liabilities	1,768.1	1,924.5
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,304.2	1,091.8
Total liabilities and shareholders' equity	$5,453.7	$4,376.8

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Year Ended	
	December 31	
(Millions)	2005	2004
Operating Activities		
Net income before preferred stock dividends of subsidiary	**$160.5**	$142.8
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and decommissioning	**142.8**	107.0
Amortization of nuclear fuel and other	**62.7**	49.0
Realized gain on investments held in trust, net of regulatory deferral	**(15.7)**	(5.5)
Pension and postretirement expense	**50.5**	39.8
Pension and postretirement funding	**(28.6)**	(17.8)
Deferred income taxes and investment tax credit	**(17.0)**	(1.8)
Unrealized gains on nonregulated energy contracts	**(39.2)**	(10.3)
Gain on sale of partial interest in synthetic fuel operation	**(7.1)**	(7.5)
Gain on sale of property, plant, and equipment	**(5.5)**	(16.2)
Gain on sale of emission allowances	**(87.1)**	-
Impairment loss	**80.6**	-
Deferral of Kewaunee outage costs, net	**(49.2)**	(7.2)
Cumulative effect of change in accounting principle	**1.6**	-
Other	**(49.0)**	(2.8)
Changes in working capital		
Receivables, net	**(515.8)**	(67.7)
Inventories	**(111.9)**	(14.7)
Other current assets	**(18.0)**	(1.2)
Accounts payable	**485.1**	48.2
Other current liabilities	**23.7**	(3.3)
Net cash provided by operating activities	**63.4**	230.8
Investing Activities		
Capital expenditures	**(415.2)**	(292.4)
Proceeds from sale of property, plant and equipment	**12.0**	26.9
Purchase of emission allowances	**(35.3)**	-
Proceeds from sale of emission allowances	**111.5**	-
Purchase of equity investments and other acquisitions	**(82.6)**	(52.3)
Proceeds from sale of Kewaunee power plant	**111.5**	-
Proceeds from sale of interest in Weston 4 power plant	**95.1**	-
Proceeds from liquidation of non-qualified decommissioning trust	**127.1**	-
Decommissioning funding	**-**	(0.3)
Other	**1.0**	3.1
Net cash used for investing activities	**(74.9)**	(315.0)
Financing Activities		
Short-term debt, net	**(25.0)**	251.2
Repayment of long-term debt and note to preferred stock trust	**(4.2)**	(108.4)
Payment of dividends		
Preferred stock	**(3.1)**	(3.1)
Common stock	**(85.4)**	(81.3)
Issuance of common stock	**127.3**	26.3
Other	**(10.4)**	(11.2)
Net cash (used for) provided by financing activities	**(0.8)**	73.5
Change in cash and cash equivalents	**(12.3)**	(10.7)
Cash and cash equivalents at beginning of period	**40.0**	50.7
Cash and cash equivalents at end of period	**$27.7**	$40.0